Exhibit 4.2

                          FIRST SUPPLEMENTAL AGREEMENT

To:    Aries Maritime Transport Limited
       6 Poseidon Avenue
       Athens 17674
       Greece
                                                                 August 24, 2006
Dear Sirs,

US$360,000,000 Revolving Credit Facility

We refer to the facility agreement dated 3 April 2006 (the "Facility Agreement") and made between (1) you, the Borrower, (2) the banks and financial institutions as set out in Schedule 1 to the Facility Agreement (the "Banks"), (3) The Governor and Company of the Bank of Scotland and Nordea Bank Finland plc as joint lead arrangers (the "Arrangers") (4) the banks and financial institutions set out at Schedule 1, part 3 to the Facility Agreement in their capacity as co-arrangers (the "Co-Arrangers"), (5) the banks and financial institutions set out at Schedule 1, part 2 to the Facility Agreement in their capacity as swap banks (the "Swap Banks") and (6) The Governor and Company of the Bank of Scotland (the "Agent", and together with the Banks, the Arrangers, the Co-Arrangers and the Swap Banks, the "Finance Parties" and each a "Finance Party") as agent, security agent and trustee on behalf of the Finance Parties, pursuant to which the Banks agreed to make available to you upon the terms and conditions therein the aggregate sum of up to three hundred and sixty million Dollars ($360,000,000).

You, the Borrower, have now requested that we, in our capacity as security agent and trustee on behalf of the Finance Parties, agree on behalf of the Finance Parties, to the amendment of the definition of "Minimum Liquidity" set out in Clause 8.6 of the Facility Agreement so that such definition includes the undrawn portion of the Commitment which has been made available to the Borrower for general corporate purposes.

We, as Agent, on behalf of the Finance Parties, hereby agree to the deletion of the definition of "Minimum Liquidity" set out in clause 8.6 of the Facility Agreement and its replacement with:

       ""Minimum Liquidity" means, at any time in respect of the Borrower's Group, the minimum amount of:

     (a)  Cash;

     (b)  Cash Equivalent Investments; and

     (c) the undrawn element of the $5,000,000 portion of the Commitment relative to general corporate purposes made available under Clause
          2.5.7 of this Agreement (except during the six (6) months prior to the Repayment Date),

     which is equal to five per cent (5%) of interest bearing debt;".

Please countersign and return a copy of this letter as evidence of your agreement.

Words and expressions defined in the Facility Agreement shall and unless the context otherwise requires or unless defined herein have the same meanings when used in this letter.

This letter shall be governed by and construed in accordance with the laws of England.

Yours faithfully,


............................
For and on behalf of
THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND
(as security agent and trustee for the Finance Parties)

We agree to the terms of this letter.


............................
For and on behalf of
ARIES MARITIME TRANSPORT LIMITED

SK 23248 0002 764948